Exhibit (a)(1)(B)

To:	All U.S. and United Kingdom Virage Logic Employees

From:	Dan McCranie, President and CEO, Virage Logic

Subject:	Offer to Exchange Options and SSARs for RSUs

Date:	May 29, 2008

As of March 31, 2008, the total number of employee stock options and stock settled appreciation rights (“SSARs”) outstanding, excluding options owned by the CEO, CFO, COO, and members of our Board of Directors, is 3,557,808 shares. Of these shares, 2,214,752 are already vested and 1,343,056 are unvested. These options range in strike price from $0.13334 to $22.81. At the current time, over 84% of the vested shares are ‘underwater’, meaning that the current stock price is less than the option strike prices.

For some time now, we have been frustrated at the poor effectiveness of the use of employee stock options or SSARs for both performance based compensation as well as for retention. We believe that the traditional use of stock options as a long term compensation mechanism for employees has not resulted in the benefits to both the company and employee that were our original goals in awarding such options. We will have more to say about that in a scheduled Employee Communications meeting next week.

Most of you have not seen much value in our stock option program and have held options or SSARs for quite some time, with no real opportunity to exercise “in-the-money.” To that end, management has approached the Board of Directors about the issue and recommended a set of solutions that we want to implement for Virage Logic. Our Board of Directors has approved an offer to exchange existing stock options or SSARs for a reduced number of restricted stock units (RSUs). Accordingly, we have filed documentation with the SEC in order to enable all North American and United Kingdom Virage Logic employees (with the exception of the CEO, CFO and COO) to exchange existing stock options or SSARs for a reduced number of RSUs.

In essence, you are going to be given the choice, on an grant by grant basis, whether or not to keep your existing options/SSARs or exchange them for a new RSU grant. The exact details of the exchange program will be provided at the Employee Communications meeting, scheduled for Thursday, May 29, 2008 at 9:00 am PDT in Redwood Conference Room in Fremont.

The meeting dial information is as follows:

Domestic Dial-In:	1 (877) 250-4302
International Dial-In:	1 (847) 944-7385
Passcode:	9490952#

Option to RSU Exchange Program Frequently Asked Questions

1. What are RSUs (restricted stock units)?

Restricted stock units are a type of award that is a promise by Virage Logic to issue shares of Common Stock to you in the future upon satisfaction of the vesting requirements. The principal difference between a stock option and a restricted stock unit is that a stock option requires the payment of an exercise price but a restricted stock unit doesn’t. RSUs have a value identical to the stock price at the time of grant. With RSUs, you always have the value intrinsic in the Virage Logic stock price. The value of your RSUs will go up or down with the value of Virage Logic Stock.

Some of our employees are familiar with RSUs, as we have used them selectively in the past two years. RSUs have more value than options, as calculated by the Black-Scholes valuation methodology, which has become the standard for valuing equity-based incentives. As such, we are offering in this exchange restricted stock units at a sub-multiple of the number of shares we would typically issue as stock options or SSARs.

2. Are the RSUs being offered as part of this program different from the RSUs the company has previously granted to some of its employees?

No. The RSUs being offered as part of this program are the same type of stock that the company has previously offered to some employees as part of their incentive/bonus compensation.

3. Why is Virage Logic offering this Program? What is the benefit to the employees? What is the benefit to the company?

Our board of directors has approved the offer to exchange outstanding stock options and SSARs for RSUs to provide a choice to our employees regarding their current position with respect to equity incentives in our company.

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This program will provide employees with the opportunity to exchange stock options/SSARs, which have greater risk and greater potential upside value, for RSUs, which have less risk (subject to continued service with Virage Logic) and less potential upside value. This is a program in which each of our employees will make the election on a voluntary basis, and there are no penalties for electing not to participate in the program. Each employee will be able to make their own independent assessment and determination, by stock option or SSAR grant, as to whether or not they should participate in this program based on their individual belief if it is more beneficial for them to exchange their stock options or SSARs for RSUs.

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We believe this program will be beneficial to us as a company because RSUs will provide a more powerful retention incentive for employees than the current underwater stock options and SSARs that almost all of our employees currently hold. Our employees are our strongest asset and a dedicated, incented employee base will be a key win for the company.

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We also believe the program will reduce our stock option “overhang,” which measures stock options and SSARs as a percentage of the number of shares outstanding. Stockholders generally believe that a high percentage stock option overhang is a negative sign because it indicates the additional shares may come into the market as a result of exercise of stock options and SSARs. The future exercise of these stock options and SSARs would dilute the percentage ownership of the company by existing stockholders. This stockholder view may impact the market price of our stock and impede growth in the value of our stock. As the overhang percentage number increases, many believe, there is a comparable increase in the suppression of stock price growth.

4. Are there any restrictions (minimum or maximum) on how many stock options I would need to exchange if I elect to participate in the program?

If you elect to participate in the program, you may elect to exchange, on an option grant or SSAR award by option grant or SSAR award basis based on the following guidelines:

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You must exercise in blocks, meaning you may exchange any or all of your option grants or SSAR grants. However, you cannot exchange part of any option grant or SSAR grant outstanding at the close of the exchange offer. Instead, you must exchange all shares subject to each option grant or SSAR grant. If you wish to do so, you may exercise any portion of an option grant or SSAR award that has vested and is exercisable and exchange the remainder, or unexercisable portion. The only case in which we will accept partial tenders of option grants or SSAR grants is if such option or SSAR is covered by a domestic relations order (or comparable legal document as a result of the end of a marriage). This means that you may not elect to exchange only some of the shares covered by any particular option grant or any particular SSAR grant.

•	The number of RSUs that you would receive in exchange for those stock options and SSARs will depend upon the exercise price of the exchanged options.

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For stock options and SSARs with an exercise price or base price per share of $0.01 to $9.00, the exchange ratio is one (1) restricted stock unit for each three (3) exchanged stock options or SSARs (a 1:3 exchange ratio).

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For stock options and SSARs with an exercise price or base price per share of $9.01 to $14.00, the exchange ratio is one (1) restricted stock unit for each five (5) exchanged stock options or SSARs (a 1:5 exchange ratio).

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For stock options and SSARs with an exercise price or base price per share of $14.01 or more, the exchange ratio is one (1) restricted stock unit for each six (6) exchanged stock options or SSARs (a 1:6 exchange ratio).

Note that, for purposes of applying the exchange ratios, fractional restricted stock units will be rounded up to the nearest whole restricted stock unit on a grant-by-grant basis. The exchange ratios were calculated in an attempt to make the exchange fair to participants and “value neutral” to shareholders.

5. What is the vesting schedule for shares exchanged under the program?

The shares exchanged under this program will vest over two years with 50% vesting each calendar year. Vesting on any date is subject to your continued service with Virage Logic. Restricted stock units that do not vest will be forfeited to Virage Logic.

6. Who can I consult with to help me make the best decision for my situation?

We have enclosed with this memorandum and the offer to exchange a Options/SSARs to RSUs calculator that may help you in making an exchange decision for each of your stock option and SSAR grants. This calculator will give you the value of each of the options and SSARs, when fully vested, depending on your selections, at a range of stock price points, and then compares those values against the fully vested value of your current equity position. This tool should allow you to view the results of your tentative decisions, and help you to formulate a response to the tender proposal that best satisfies your particular needs. The tool will be available on the Virage Logic Intranet, with a link from our Home page.

This tool is being provided to help you assess the benefits and risks of participating in the offer to exchange, but we also recommend you consult your independent financial/investment planner or tax advisor to help you reach the decision that is best for you.

7. What happens when the restricted stock units vest?

When the restricted stock units vest, we will issue the appropriate number of shares of our common stock to the employee who then owns the shares of common stock free and clear of all restrictions, subject to a number of conditions, including your continued employment with us through the vesting date.

Automatic Redemption to Pay Withholding Taxes. When restricted stock units vest and Virage Logic issues shares of Common Stock to an employee, the employee receives taxable compensation and Virage Logic has tax withholding obligations. To meet these tax withholding obligations, Virage Logic intends to “redeem” (or buy back) at fair market value a portion of the shares of Common Stock issued and deposit the balance of the shares of Common Stock in an E*Trade account. The applicable tax withholding requirements vary, but for an employee who is a California resident subject only to United States and California tax laws, the amount withheld will generally be about 40%. The amounts withheld will be reported on your W-2 and, to the extent that the withholding rate for federal or state income taxes exceeds your effective tax rate, the excess will be available to you as a refund or to defray your other tax obligations when you file your annual income tax return. You may also have taxable income when you sell shares of Common Stock acquired upon the vesting of restricted stock units, but Virage Logic will generally not have withholding tax or W-2 reporting obligations with respect to those transactions. Employees based in the United Kingdom will also receive taxable compensation, subject to tax withholding obligations on the part of their employer, when restricted stock units vest. Virage Logic intends to meet these withholding obligations in the same way as described above, that is by “redeeming” (or buying back) at fair market value a portion of the shares of Common Stock issued on vesting. The portion of shares so redeemed will have to generate sufficient funds to meet your liability to income tax and employee’s national insurance contributions and, also, your employer’s liability to employer’s national insurance contributions which, as a condition of grant of the restricted stock units, you agree to pay on vesting. The tax consequences of being granted restricted stock units, of their vesting and of any subsequent sale of shares of Common Stock issued upon their vesting are more fully explained in Section 14 of the Offer to Exchange that accompanies this memorandum.

Insider Trading Restrictions. Like all other sales of Common Stock by employees, the sale of the shares of Common Stock acquired upon the vesting of restricted stock units is subject to Virage Logic’s insider trading policies.

8. Should I participate in this offer to exchange?

We are making no recommendation about whether or not you should participate in this offer to exchange. You must make your own decision. This memorandum is an introduction to the offer to exchange, but does not detail all of the terms and conditions that apply. The offer to exchange is being made under the terms and subject to the conditions of an offer to exchange and the related election form and withdrawal form, which are enclosed with this memorandum and offer to exchange and may be accessed in our SEC filing on the SEC’s web site at http://www.sec.gov. You should carefully read all of the documents made available to you as part of the offer to exchange before you decide whether to participate in the program. Participating in the program involves risks that are discussed in the offer to exchange. We recommend that you speak with your personal financial, legal, and/or tax advisors to weigh the benefits and risks involved in participating in the program. If you choose not to participate in the program, you will retain your current stock options or SSARs under their current terms and conditions.

9. If an employee chooses not to participate in this offer to exchange, how will Virage Logic management view them? Will lack of support of this offer to exchange affect in any way an employee’s future with Virage Logic?

Management supports each individual’s right to make the decision that is best for them. An employee’s decision to not participate, or participate, in the offer to exchange will have absolutely no effect on their continued or future employment with Virage Logic.

10. Why aren’t all employees (globally) able to participate in this offer to exchange?

There are two primary reasons we are not offering this offer to exchange to our global employee base. First, employee compensation, recognition and reward programs are structured to meet the requirements of our employees in specific geographies. Second, legal regulations in some geographies make it prohibitive from a cost perspective, to offer this option to RSU exchange on a global basis.

11. Do I have the flexibility to exchange my eligible stock options or SSARs with higher exercise prices and keep my eligible stock options or SSARs with lower exercise prices or base prices?

Yes. You may choose which eligible stock options and/or SSARs you would like to exchange as part of this offer to exchange as long as the exchange is done for an entire grant award. However, you cannot exchange part of any option grant or SSAR grant, unless that option or SSAR is covered by a domestic relations order (or comparable legal document as a result of the end of a marriage). Instead, you must exchange all shares subject to each option grant or SSAR grant. Any partial exercise of options or SSARs may subject you to tax consequences. For that reason, we recommend that you consult with your personal tax, financial and legal advisors to determine the tax and other consequences of any such partial exercise.

12. By offering this program, is management indicating a belief in what direction Virage Logic’s stock may trade, and does participating (or not) in this program essentially mean that employees are expressing their own projections for our stock?

This is not the case; our primary objective in offering this program to exchange options and SSARs for RSUs is to provide maximum flexibility to our existing employees with regard to their long term compensation plans. This flexibility is, we believe, important to each of you individually. This flexibility was not available in the past, and your historical option and SSAR grants reflect this fact. With this program, we are enabling each of you to make the decisions that are best suited for your personal situations. The program is designed to provide our employees with an equity incentive in the company that has present value to you, as compared to the stock options and SSARs you may currently hold that are out of the money with no present value. The fact that we are offering this program does not reflect our doubts as to our ability to achieve the stock price appreciation and growth which is our goal, nor does participation in the program by you need to represent your long term expectations as to the performance of our stock. Rather, we understand that there can be serious disconnects between the financial performance of any public company and its corresponding stock price. In time, these inconsistencies tend to disappear.

We also recognize that the extent to which each employee elects to convert their option grants and/or SSAR awards in this program is a result of personal decisions regarding risk and reward. In this program, each employee gets to make the risk/reward decision appropriate for their individual circumstances.

13. If I decide to participate in this offer to exchange, what actions do I need to take?

To participate in the offer to exchange, complete and sign the Election Form and return it to Christine Russell by 5:00 p.m., Pacific Time (U.S.), on Friday, June 27, 2008, when the offer expires. The Election Form can be delivered to Christine Russell either by hand to the Finance Department in the Fremont company headquarters office or by facsimile at (510) 360-8078 or via email to option.exchange@viragelogic.com. Please note the June, 27, 2008 deadline. Unfortunately, late paperwork cannot be accepted so please plan accordingly.

14. What happens if I decide to participate in this offer to exchange but forget or am unable to return the Election Form before the offer expires?

If Christine Russell has not received your properly completed and signed Election Form before the offer expires on June 27, 2008, at 5:00 p.m., Pacific Time (U.S.), you will have rejected the offer and you will keep your current stock options or SSARs.

15. Who can I talk to if I have questions about the Offer?

We have attempted to anticipate the questions you may have regarding the terms of the program and included answers to some frequently asked questions as part of the offer to exchange, which may be viewed or downloaded from the SEC’s web site at http://www.sec.gov. After carefully reading all of the offer documents, please direct any additional questions you may have to Christine Russell, our Vice President of Finance and Chief Financial Officer.

16. If I decide not to participate in this offer to exchange, do I need to take any actions?

No. If you decide not to participate in the offer to exchange, no action is required.